 

Expose unfair
MEDICAL COSTS.



Lucien Morin · 3rd

Co-Founder and Chief Executive
Officer at glassFROGG

Orem, Utah, United States · **Contact info**

500+ connections

Message   (More)

 **glassFROGG**

 **Brigham Young University**

Experience



Chief Executive Officer

glassFROGG

Oct 2018 – Present · 2 yrs 10 mos

1365 Business Park Drive Suite 201 Orem, UT 84058

After two years of research and development I am excited to
announce our launch of the glassFROGG App and website.

The number one crisis in America is the rising cost of health
care, and I believe it's time to take a stand and solve this
problem. Many providers are charging outrageous amounts
for medical care and do not want consumers to know that
affordable health care is available to everyone. For ...see more

Co-Founder and Executive Board Member

Black Tree Services, LLC

Jul 2010 – Oct 2018 · 8 yrs 4 mos

1481 East 840 North Orem, UT 84097

As a national wholesale payroll provider, Black Tree provides
comprehensive payroll services to companies throughout the
United States.   ...see more



Founder and President

Magellan, HCM

Apr 2003 – Oct 2018 · 15 yrs 7 mos

1481 East 840 North Orem, UT 84097

Magellan manages the Human Resource needs for hundreds of Utah companies, including Employee Benefits administration and Payroll Processing   ...see more

Education



Brigham Young University

Bachelors Degree, Business Finance

1992 – 1996

Skills & endorsements

Benefits Administration · 7

 Endorsed by **Ken Spencer, who is highly skilled at this**

Business Development · 4

Justin Moody and 3 connections have given endorsements for this skill



